Exhibit 7.2

Coca-Cola FEMSA, S.A.B. de C.V. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Amounts in Millions of Mexican Pesos, Except Ratios

	2014		2013		2012
Earnings available for fixed charges:
Income before income taxes and share of the profit of associates and joint ventures accounted	Ps.	14,952	Ps.	17,224	Ps.	19,992
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes		(125)		289		180
Plus:
Interest Expenses		5,948		3,656		2,222
Amortization of capitalized interest		14		6		14
Less:
Capitalized interest		117		56		38
Non-controlling interest		424		239		565

	Ps.	20,248	Ps.	20,880	Ps.	21,805

Fixed Charges:
Interest expense, gross		5,546		3,341		1,955
Capitalized interest		117		56		38
Interest portion of rental expenses		285		259		229

Total Fixed Charges	Ps.	5,948	Ps.	3,656	Ps.	2,222

Ratio of earnings to fixed charges		3.40		5.71		9.81

Exhibit 7.2